SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 18, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION


                      Government of Canada chooses CGI and
              FirstService's BDP unit for contract valued at nearly
                                 CDN$36 million

Ottawa, Ontario, July 18, 2002 - The Government of Canada, CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) and BDP Business Data Services Limited (BDP), a unit of the Business Services Division of FirstService Corporation (TSX: FSV; NASDAQ:
FSRV), today announced the signing of a nine-month service delivery contract valued at nearly CDN$36 million, GST included. As part of the contract, which has the potential to be extended for 15 years, BDP and CGI will develop a solution that will assist in the delivery of administrative services associated with Canada's Firearms Program.

CGI will build the electronic solution and BDP will develop the business processing functions. Key features of the secure multi-channeled solution, which leverages the advantages of component-based architecture offering advanced workflow capabilities and customer-centric servicing, include compliance with program requirements, program access, enhanced client service and consistency with international obligations related to the transportation of firearms.

Michael Roach, president and chief operating officer for CGI stated: "I am very pleased with this contract win. In working with the team in the Firearms Program, we understood their challenge, and their desire to reduce costs and improve services to Canadians. Also, as Canada's global IT services firm, we are reinforcing our position as the partner of choice for public sector organizations."

"It is always gratifying when our past work builds a foundation for expansion," said Lawrence Zimmering, president and chief executive officer of BDP. "On the strength of our experience in firearms administration and as one of Canada's business outsourcing leaders, we will provide a cost-effective and flexible delivery system that will ensure accountability, privacy of information and the ability to adapt to changing requirements."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

About FirstService and BDP
With an annual run-rate approaching CDN$850 million, FirstService Corporation is a leader in the rapidly growing service sector, providing a variety of property and business outsourcing services -- including residential property management, integrated security services, consumer services, customer support and fulfilment and business process outsourcing -- to businesses and consumers throughout North America. As a unit of the Business Services Division of FirstService Corporation, BDP has for over 20 years, been one of Canada's premier business process outsourcing (BPO) companies providing solutions and services to governments and private sector organizations in the financial, insurance, healthcare and consumer fields. FirstService shares are listed on the TSX (FSV) and NASDAQ (FSRV). Website: www.firstservice.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s and FirstService Corporation's intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Companies. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s and FirstService's Annual Reports or Forms 40-F filed with the SEC and the Companies' Annual Information Forms filed with the Canadian securities. CGI and FirstService disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

BDP:
Company Information
Lawrence Zimmering,
President
(416) 503-1800

Investor relations:
Jeffrey Elliott
(919) 968-4085

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CGI GROUP INC.
                                               (Registrant)


Date:    July 18, 2002                     By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title:  Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary